Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: September 30, 2013

News Release

BROOKFIELD PROPERTY PARTNERS PROPOSES

TO ACQUIRE BROOKFIELD OFFICE PROPERTIES

▪	BPO shareholders to receive a 15% premium to current trading price and a 17% premium to 30-day volume-weighted average price on the New York Stock Exchange
▪	BPO shareholders’ dividend per share to increase by 79%
▪	BPO shareholders to realize an 18% increase in IFRS book value per share
▪	Combined entity will be one of the largest global commercial real estate companies

US$ unless otherwise specified.

September 30, 2013 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) today announced that it proposes to acquire Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“BPO”) through a tender offer for “any or all” of the common shares of BPO that it does not currently own (the “Offer”) for consideration value of $19.34 per common share of BPO. Each BPO shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of Brookfield Property Partners or $19.34 in cash, subject in each case to pro-ration based on a maximum of 174 million BPY limited partnership units (67% of the total value of shares tendered to the Offer) and a maximum cash consideration of $1.7 billion (33% of the total value of shares tendered to the Offer). BPO shareholders who receive limited partnership units will be able to do so on a tax-deferred basis.

“The Offer provides an attractive opportunity for BPO shareholders to exchange their common shares for an interest in our flagship global property company and cash,” said Ric Clark, Chief Executive Officer of Brookfield Property Group. “The combination of these leading commercial real estate platforms will create a diversified portfolio of best-in-class real estate for investors seeking attractive risk-adjusted returns, through income and capital appreciation.”

“In addition, we believe this transaction will consolidate our global office properties under one platform and substantially increase Brookfield Property Partners’ public float which should help accelerate our growth strategy,” said Clark.

The Offer price represents a premium of 17% to the 30-day volume weighted average price of BPO shares on the New York Stock Exchange and 16% to the 30-day volume weighted average price of BPO shares on the Toronto Stock Exchange, and a 15% premium to the closing price of BPO shares on September 27, 2013 on each of those exchanges.

Based on the current trading price of Brookfield Property Partners’ limited partnership units, the transaction is valued at $5 billion. If Brookfield Property Partners increases its 51% ownership in BPO to 100%, it will be one of the largest global commercial real estate companies, with $45 billion of assets and ownership comprising over 330 million sq. ft. of office, retail, industrial and multi-family assets in key global gateway markets on four continents.

If sufficient BPO common shares are tendered, Brookfield Property Partners intends to acquire any common shares which remain outstanding following the tender offer through a compulsory acquisition or other statutory transaction on the same basis as the Offer. In this event, BPO public shareholders would own approximately 27% of the outstanding limited partnership units of Brookfield Property Partners (including Brookfield Asset Management’s (“Brookfield”) redeemable partnership units on a fully-exchanged basis).

Brookfield Property Partners intends to finance the cash portion of the Offer through an acquisition facility with a syndicate of banks. In order to refinance the facility, Brookfield Property Partners will consider a number of alternatives, including asset sales, asset level debt financings and issuances of corporate debt, preferred stock and/or equity. To support the transaction, Brookfield and its affiliates have agreed to forego any Equity Enhancement Fee in respect of the acquisition facility which would otherwise by contract be payable to it.

The Offer will be subject to customary conditions including, among other things, that Brookfield Property Partners has determined, acting reasonably, that no material adverse effect exists or has occurred. The Offer will not include a minimum condition with respect to the number of common shares tendered, and Brookfield Property Partners will acquire any or all of the common shares that are tendered to the Offer.

Benefits of the Transaction to BPO Common Shareholders:

Provides BPO common shareholders with a 15% premium to the current trading price of their shares

At an offer price of $19.34 per share, the Offer values BPO common shares at a premium of 17% to the 30-day volume weighted average price of BPO common shares on the New York Stock Exchange and 16% to the 30-day volume weighted average price of BPO shares on the Toronto Stock Exchange1, and a 15% premium to the last closing prices of BPO common shares on September 27, 2013 on each of those exchanges.

79% greater quarterly dividend per share

Targeting a pay-out ratio of approximately 80% of FFO, BPY currently pays a quarterly distribution of $0.25 per limited partnership unit. BPO common shareholders will realize a 79% increase in distributions per security on units of BPY that they receive.

18% increase in IFRS book value per share

As at June 30, 2013, BPO’s stated IFRS book value was $20.53 per share and Brookfield Property Partners’ IFRS book value was $25.64 per unit. Based on the proposed exchange ratio of 1.0 Brookfield Property Partners unit per BPO common share and a BPY pro forma book value per unit of $24.27, common shareholders of BPO will realize an 18% increase in the IFRS book value per share on the units of BPY that they receive.

Provides cash-out option to BPO common shareholders

BPO shareholders who receive cash will be able to monetize their investment at the Offer premium today without incurring brokerage and other costs typically associated with market sales.

Provides substantial flexibility for BPO common shareholders

Numerous BPO common shareholders have expressed interest in exchanging their common shares of BPO for limited partnership units of Brookfield Property Partners. Shareholders holding 29 million common shares of BPO, representing approximately 11% of the unaffiliated BPO common shares, support the Offer and have agreed, subject to certain conditions, to tender any common shares of BPO they still hold at the time the Offer is commenced. By structuring the transaction as an “any or all” tender offer, each shareholder is able to decide whether or not to tender to the Offer, regardless of what other shareholders decide to do. Shareholders will have sufficient time to make a decision whether or not to tender because the Offer, once made, will remain open for at least 35 days (plus a 10-day extension). Brookfield Property Partners will only be in a position to complete a second stage transaction if sufficient shares are tendered to the Offer.

1 Based on an exchange rate of C$0.97 per US$.

Provides the opportunity to participate in a similar but more globally diversified real estate vehicle with enhanced growth prospects

The combination of BPO and Brookfield Property Partners will create one of the largest, most globally diversified commercial property companies with assets in the world’s most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom comprised of properties totaling over 80 million sq. ft., an investment in Brookfield Property Partners will provide BPO common shareholders with exposure to:

•	One of the highest quality and fastest growing retail shopping center platforms in the United States
•	Over 62 million sq. ft. of industrial and logistics assets in the United States and Europe
•	Approximately 20,000 high quality residential apartments
•	The full breadth of Brookfield’s real estate business development capabilities, which have originated $17 billion of investments in the real estate sector since 1989
•	Brookfield’s private real estate funds platform, which today has over $3.5 billion of available capital for investment alongside Brookfield Property Partners

The opportunity to exchange BPO common shares for Brookfield Property Partners limited partnership units on a tax-deferred basis

Brookfield Property Partners intends to structure the Offer so that shareholders in Canada and the US who receive limited partnership units will have the opportunity to do so on a rollover basis. US shareholders will be able to receive Brookfield Property Partners units on a tax deferred basis. For Canadian shareholders, Brookfield Property Partners will offer exchangeable units of a subsidiary on a tax deferred basis that are exchangeable for limited partnership units of Brookfield Property Partners at their election. The exchangeable units will receive distributions per unit that are equivalent to Brookfield Property Partners’ distributions per unit. Brookfield Property Partners does not intend to register or list the exchangeable units.

Benefits of the Transaction to Unitholders of Brookfield Property Partners:

Increased size and scale 2

The combination of BPO and Brookfield Property Partners will increase the Brookfield Property Partners’ public float to approximately $4 billion, substantially enhancing the trading liquidity of its units. This increased scale may improve Brookfield Property Partners’ access to the capital markets and lower its cost of capital to fund its growth strategy.

Increased exposure to office properties

BPO owns one of the world’s leading office portfolios, with a number of development projects in supply constrained markets. A successful Offer will increase Brookfield Property Partners’ exposure to this portfolio.

Simplification of structure and cost savings 2

By combining the two companies, Brookfield Property Partners will simplify its corporate structure, eliminate duplicative costs and increase the portion of its equity base invested in directly held assets. Additionally, the partnership expects to realize cost savings as a result of eliminating duplicative costs, including public company costs. Furthermore, Brookfield has agreed to forego the Equity Enhancement Fee on the acquisition facility that Brookfield Property Partners raises to fund the cash portion of the Offer.

2 Assumes BPY acquires 100% of the common shares of BPO.

Process

Brookfield Property Partners will present its proposal to the Board of Directors of BPO today and expects that the BPO Board will begin a process to review the proposal, appoint a committee of independent directors to commission an independent valuation and make a recommendation to BPO common shareholders regarding the Offer.

Once the valuation is available, Brookfield Property Partners will file a prospectus / offer to exchange with the U.S. Securities and Exchange Commission and Canadian securities regulators. After the bid materials have been declared effective by the SEC, the Offer will be sent to BPO common shareholders. It is expected that this process will take several months. The bid materials will contain full details of the Offer including the terms and conditions upon which it is made and any necessary regulatory approvals. The Offer is expected to be launched formally in the first quarter of 2014 and close in the first half of 2014.

Under applicable TSX rules, Brookfield Property Partners will be required to obtain majority unitholder approval for the Offer as the maximum number of limited partnership units to be issued will exceed 25% of the total number of outstanding limited partnership units. As Brookfield Asset Management Inc. and its subsidiaries, which support the transaction, own an approximate 92% interest in Brookfield Property Partners on a fully exchanged basis, Brookfield Property Partners expects that the TSX will accept a written consent of Brookfield to satisfy this requirement and not require Brookfield Property Partners to hold a unitholder meeting.

Additional Information About the Offer

BPO’s $330 million of senior unsecured notes and $2.2 billion of preferred shares will remain outstanding. If Brookfield Property Partners acquires 100% of the common shares of BPO, Brookfield Property Partners may consider making an offer to the holders of BPO’s outstanding Class AAA, Series G, H, J and K preferred shares that are convertible into common shares to exchange their shares for equivalent shares of another subsidiary of Brookfield Property Partners, which would be exchangeable for units of Brookfield Property Partners under certain conditions, redeeming such preferred shares or pursuing other alternatives.

Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

* * * * *

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 20,000 multi-family units, 62 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley Vice President, Investor Relations & Communications Tel: 212-417-7215 Email: melissa.coley@brookfield.com

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